Exhibit (a)(13)

FILED

10 SEP 20 PM 2:46

KING COUNTY
SUPERIOR COURT CLERK
E-FILED
CASE NUMBER: 10-2-33339-8 SEA

SUPERIOR COURT OF WASHINGTON IN AND FOR KING COUNTY

TIMOTHY EYSTER, Individually and on
Behalf of All Others Similarly Situated,
No.
Plaintiff,
CLASS ACTION
v.
COMPLAINT FOR BREACH OF FIDUCIARY DUTY
ZYMOGENETICS, INC., BRUCE L.A. CARTER, JAMES A. HARPER, DAVID I. HIRSH, LARS FRUERGAARD JORGENSEN, JONATHAN S. LEFF, DAVID H. MacCALLUM, A. BRUCE MONTGOMERY, KURT ANKER NIELSEN, EDWARD E. PENHOET, DOUGLAS E. WILLIAMS and BRISTOL-MYERS SQUIBB COMPANY,

Defendants.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

I. SUMMARY OF THE ACTION

1. This is a class action on behalf of the public stockholders of ZymoGenetics, Inc. (“Zymo” or the “Company”) against Zymo and its Board of Directors (the “Board”) arising out of their breaches of fiduciary duty in connection with their efforts to complete the sale of Zymo to Bristol-Myers Squibb Company (“Bristol”) via an unfair sales process and at an unfair price (the “Proposed Acquisition”). The Board was aided and abetted in its breaches of fiduciary duty by Zymo and Bristol.

2. Zymo is a biopharmaceutical company that focuses on the development and commercialization of therapeutic proteins for the treatment of human diseases.

3. Zymo and Bristol have a cozy, long-term business relationship that provided Bristol with an inside track to acquire the Company. The companies have been collaborating since January 2009 on development of pegylated-interferon lambda, a treatment for Hepatitis C. By purchasing Zymo, Bristol will be able to gain full control of development of the drug, which will put Bristol in position to become the primary player in the treatment of Hepatitis C in the near future. The acquisition of Zymo will also permit Bristol to save $265 million on its initial purchase of the drug. In addition, Bristol will secure the rest of Zymo’s valuable pipeline drugs, which include treatments for metastatic melanoma and atopic dermatitis, as well as potential royalty payments from partnered programs with EMD Serono, Inc. Moreover, Bristol secures the value of Zymo’s RECOTHROM, a drug currently being marketed for use as a topical hemostat to control non-arterial bleeding during surgical procedures. As one analyst put it, after paying for the Hepatitis C drug, Bristol “was basically able to get the rest of the company for free, based on the price they paid.” Bristol is also using $150 million of Zymo’s own cash to finance the Proposed Acquisition.

4. The sale process was driven in part by the desire for liquidity by Novo Nordisk (“Novo”), the Company’s largest shareholder, which holds 26% of the Company’s shares. Bristol secured Novo’s agreement to tender all its shares into the Proposed Acquisition, which is

COMPLAINT FOR BREACH OF FIDUCIARY DUTY - 1

taking the form of a tender offer (the “Tender Offer”). In addition to Novo, the Company’s second largest shareholder, Warburg Pincus Equity Partners L.P. (“Warburg”), which holds 11% of the Company’s shares, has committed to tender its shares into the Tender Offer, meaning that 36% of the Company’s shares are already locked up.1 Bristol has stated its intention to close the Tender Offer and consummate the Proposed Acquisition if it gets tender of only 58% of the Company’s shares, or only an additional 22% of the Company’s shares. Thus, the Proposed Acquisition is a virtual fait accompli, and, absent intervention of the Court, the Company’s minority shareholders will have little or no say in this contest for corporate control.

5. In pursuing the unlawful plan to sell Zymo pursuant to a defective sales process and without full and fair disclosure of all material information, the defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or have aided and abetted such breaches. Instead of acting in the best interests of Zymo’s shareholders, defendants spent a substantial effort tailoring the Proposed Acquisition to meet the specific needs of Bristol.

6. Because defendants dominate and control the business and corporate affairs of Zymo and are in possession of private corporate information concerning Zymo’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Zymo which makes it inherently unfair for them to structure and pursue the proposed transaction.

7. Immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff, on behalf of the Class, seeks only to level the playing field and to ensure that if shareholders are to be ultimately stripped of their respective equity interests via the Proposed Acquisition, that the Proposed Acquisition is conducted in a manner that is not overtly improper, unfair and unlawful. Plaintiff seeks to enjoin the Proposed Acquisition or, alternatively, rescind the Proposed Acquisition in the event it is consummated.

[1]	Novo and Warburg collectively hold three seats on the Board, and thus have substantial control over the decisions of the Board.

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II. JURISDICTION AND VENUE

8. This Court has jurisdiction pursuant to Rev. Code Wash. § 2.08.010.

9. This Court has jurisdiction over defendants because Zymo is incorporated in Washington and headquartered in Seattle, Washington, at 1201 Eastlake Avenue East, Seattle, Washington, 98102-3702.

10. Venue is proper in this County pursuant to Rev. Code Wash. § 4.12.025(1) in that Zymo transacts business in this County.

III. PARTIES

11. Plaintiff Timothy Eyster at all times relevant hereto has been and is a stockholder of Zymo.

12. Defendant Zymo is a Washington corporation. Zymo is a biopharmaceutical company that focuses on the development and commercialization of therapeutic proteins for the treatment of human diseases.

13. Defendant Bruce L.A. Carter (“Carter”) is Chairman of the Board and a former Chief Executive Officer (“CEO”) of the Company.

14. Defendant James A. Harper (“Harper”) is a member of Zymo’s Board of Directors.

15. Defendant David I. Hirsh (“Hirsh”) is a member of Zymo’s Board of Directors.

16. Defendant Lars Fruergaard Jorgensen (“Jorgensen”) is a member of Zymo’s Board of Directors. Jorgensen is affiliated with Novo, and serves as Novo’s representative on the Board. Novo owns 26% of the Company’s shares, and has committed to tender its shares into the Tender Offer.

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17. Defendant Jonathan S. Leff (“Leff”) is a member of Zymo’s Board of Directors. Leff is an affiliate of Warburg, which owns 11% of the Company’s stock and has committed to tender its shares into the Tender Offer.

18. Defendant David H. MacCallum (“MacCallum”) is a member of Zymo’s Board of Directors.

19. Defendant A. Bruce Montgomery (“Montgomery”) is a member of Zymo’s Board of Directors.

20. Defendant Kurt Anker Nielsen (“Nielsen”) is a member of Zymo’s Board of Directors. Nielsen is affiliated with Novo, and serves as Novo’s representative on the Board. Novo owns 26% of the Company’s shares, and has committed to tender its shares into the Tender Offer.

21. Defendant Edward E. Penhoet (“Penhoet”) is a member of Zymo’s Board of Directors.

22. Defendant Douglas E. Williams (“Williams”) is the Company’s CEO and a member of its Board of Directors.

23. Defendant Bristol is a global biopharmaceutical company engaged in discovering, developing and delivering medicines that help patients prevail over serious diseases. Bristol is headquartered in New York, and incorporated in Delaware.

24. The defendants named in ¶¶ 13-22 are sometimes collectively referred to herein as the “Individual Defendants.”

IV. CLASS ACTION ALLEGATIONS

25. Plaintiff brings this action individually and as a class action on behalf of all holders of Zymo stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendant.

26. This action is properly maintainable as a class action.

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27. The Class is so numerous that joinder of all members is impracticable. There are more than 85 million shares of Zymo common stock outstanding held by thousands of shareholders geographically dispersed across the country.

28. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b) whether defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Zymo;

(d) whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

(e) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

(f) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

29. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

30. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

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31. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

32. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

33. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

V. DEFENDANTS’ FIDUCIARY DUTIES

34. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of Zymo and owe plaintiff and the other members of the Class a duty of highest good faith, fair dealing, loyalty, due care and full, candid and adequate disclosure.

35. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control (particularly when it involves a decision to eliminate the shareholders’ equity investment in a company), applicable law requires the directors to take all steps to maximize the value shareholders will receive rather than use a change of control to benefit themselves. To diligently comply with this duty, the directors of a corporation may not take any action that adversely affects the value provided to the corporation’s shareholders, contractually prohibits them from complying with or carrying out their fiduciary duties, discourages or inhibits alternative offers to purchase control of the corporation or its assets, or will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

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36. As described herein, the Individual Defendants have breached their fiduciary duties by taking actions designed to deter higher offers from other potential acquirers so as to ensure that certain defendants receive hundreds of thousands of dollars in personal benefits at the expense of Zymo’s shareholders. Defendants cannot possibly fulfill their fiduciary obligations after implementing provisions which disable them from maximizing shareholder value. The Individual Defendants have breached their fiduciary obligation to act reasonably.

VI. FACTUAL ALLEGATIONS

37. Zymo is a biopharmaceutical company that focuses on the development and commercialization of therapeutic proteins for the treatment of human diseases.

38. Zymo and Bristol have a cozy, long-term business relationship that provided Bristol with an inside track to acquire the Company. The companies have been collaborating since January 2009 on development of pegylated-interferon lambda, a treatment for Hepatitis C. By purchasing Zymo, Bristol will be able to gain full control of development of the drug, which will put Bristol in position to become the primary player in the treatment of Hepatitis C in the near future. The acquisition of Zymo will also permit Bristol to save $265 million on its initial purchase of the drug. In addition, Bristol will secure the rest of Zymo’s valuable pipeline drugs, which include treatments for metastatic melanoma and atopic dermatitis, as well as potential royalty payments from partnered programs with EMD Serono, Inc. Moreover, Bristol secures the value of Zymo’s RECOTHROM, a drug currently being marketed for use as a topical hemostat to control non-arterial bleeding during surgical procedures. As one analyst put it, after paying for the Hepatitis C drug, Bristol “was basically able to get the rest of the company for free, based on the price they paid.” Bristol is also using $150 million of Zymo’s own cash to finance the Proposed Acquisition.

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39. Defendants announced the Proposed Acquisition in a press release entitled “Bristol-Myers Squibb to Acquire ZymoGenetics.” The press release read, in relevant part:

Bristol-Myers Squibb Company and ZymoGenetics, Inc. announced today that the companies have signed a definitive agreement providing for the acquisition of ZymoGenetics by Bristol-Myers Squibb, for $9.75 per share in cash. The transaction, with an aggregate purchase price of approximately $885 million, or approximately $735 million net of cash acquired, has been unanimously approved by the boards of directors of both companies. The board of directors of ZymoGenetics intends to recommend that ZymoGenetics’ shareholders tender their shares in the tender offer. In addition, shareholders holding approximately 37% of the outstanding shares of ZymoGenetics’ common stock have entered into agreements with Bristol-Myers Squibb to support the transaction and to tender their shares in the offer.

“The acquisition of ZymoGenetics brings us full ownership of a promising investigational biologic that strengthens our very diversified Hepatitis C portfolio. Building on our leadership in virology, we are developing a strong portfolio to help patients with Hepatitis C,” said Lamberto Andreotti, chief executive officer, Bristol-Myers Squibb. “In addition, ZymoGenetics brings proven capabilities with therapeutic proteins and revenue from a marketed specialty surgical biologic. This acquisition is another example of our strategic, targeted approach to business development.”

“By joining forces with Bristol-Myers Squibb, we believe we will enhance the long-term potential of ZymoGenetics’ portfolio of assets, while providing a compelling valuation for our shareholders,” said Douglas E. Williams, Ph.D., chief executive officer of ZymoGenetics. “Our collaboration with Bristol-Myers Squibb in the development of PEG-Interferon lambda has been extremely positive and it has given us an opportunity to fully appreciate their capabilities. We believe that this transaction will maximize the potential for our products and product candidates to make a meaningful difference for patients in need.”

Bristol-Myers Squibb gains the following as a result of the acquisition:

•

Full ownership of pegylated-interferon lambda, a novel interferon in Phase IIb development for the treatment of Hepatitis C infection, which, if approved, could be an important contributor to Bristol-Myers Squibb’s future growth. The companies have collaborated on the development of pegylated-interferon lambda since January 2009. Four-week and 12-week results from a Phase IIa study will be presented at the American Association for the Study of Liver Diseases meeting later this year.

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•	RECOTHROM®, a recombinant thrombin approved by the U.S. Food and Drug Administration for use as a topical hemostat to control non-arterial bleeding during surgical procedures.

•	IL-21 protein, a cytokine currently being tested in an open-label, Phase II clinical study as a potential immunotherapy treatment for metastatic melanoma.

•	An earlier-stage pipeline of six biologic drug candidates, including an anti-IL-31 antibody, currently in pre-clinical development for atopic dermatitis.

•	Potential milestone and royalty payments from six partnered programs in various stages of clinical development by EMD Serono, Inc., an affiliate of Merck KGaA, and Novo Nordisk.

“ZymoGenetics is a leader in advancing novel biologics, particularly genomics-based therapies,” said Elliott Sigal, M.D., Ph.D., executive vice president and chief scientific officer, Bristol-Myers Squibb. “We expect ZymoGenetics’ pipeline and biologics capabilities to complement and enhance our existing efforts in Hepatitis C, oncology and immunoscience.”

Initially, the transaction is expected to be modestly dilutive to earnings per share (EPS) for Bristol-Myers Squibb. In 2010, the transaction is expected to be dilutive to EPS by approximately $0.03. In 2011, the transaction is expected to be dilutive to EPS by approximately $0.07.

Under the terms of the definitive agreement, Bristol-Myers Squibb will commence a cash tender offer on or about September 9, 2010, to purchase all of the outstanding shares of ZymoGenetics’ common stock for $9.75 per share. The closing of the tender offer is subject to customary terms and conditions, including the tender of a number of shares which is equal to or greater than 48,282,192 shares (which represents approximately 56% of the outstanding shares as of August 31, 2010, which represents a majority of the shares on a fully-diluted basis, excluding certain shares underlying derivative securities that are significantly out-of-the-money), and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. The agreement also provides for the parties to effect, subject to customary conditions, a merger to be completed following the completion of the tender offer which would result in all shares not tendered in the tender offer being converted into the right to receive $9.75 per share in cash. The merger agreement contains a provision under which ZymoGenetics has agreed not to solicit any competing offers for the company. Bristol-Myers Squibb will finance the acquisition from its existing cash resources. The companies expect the tender offer to close approximately thirty days after commencement of the tender offer.

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40. The sale process was driven in part by the desire for liquidity by Novo, the Company’s largest shareholder, which holds 26% of the Company’s shares. Bristol secured Novo’s agreement to tender all its shares into the Tender Offer. In addition to Novo, the Company’s second largest shareholder, Warburg, which holds 11% of the Company’s shares, has committed to tender its shares into the Tender Offer, meaning that 36% of the Company’s shares are already locked up. 2 Bristol has stated its intention to close the Tender Offer and consummate the Proposed Acquisition if it gets tender of only 58% of the Company’s shares, or only an additional 22% of the Company’s shares. Thus, the Proposed Acquisition is a virtual fait accompli, and, absent intervention of the Court, the Company’s minority shareholders will have little or no say in this contest for corporate control.

FIRST CAUSE OF ACTION

Claim For Breach Of Fiduciary Duty

Against The Individual Defendants

41. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

42. The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, candor and independence owed to the public shareholders of Zymo and have acted to put their personal interests ahead of the interests of Zymo’s shareholders.

43. The Individual Defendants have knowingly or recklessly and in bad faith violated their fiduciary duties by entering into a transaction with Zymo without regard to the fairness of the transaction to Zymo’s shareholders and by failing to disclose all material information concerning the Proposed Acquisition to such shareholders.

[2]	Novo and Warburg collectively hold three seats on the Board, and thus have substantial control over the decisions of the Board.

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44. As demonstrated by the allegations above, the Individual Defendants knowingly or recklessly failed to exercise the care required and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Zymo because, among other reasons:

(a) They failed to take steps to maximize the value of Zymo to its public shareholders and they took steps to subvert the sales process, to cap the price of Zymo’s stock and to give defendants an unfair advantage by, among other things, failing to solicit other potential acquirers or alternative transactions;

(b) They failed to properly value Zymo;

(c) They ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Acquisition;

(d) They failed to disclose all material information that would permit Zymo’s stockholders to cast a fully informed vote on the Proposed Acquisition; and

(e) They agreed to implement deal protection devices which were designed to and are favoring Bristol to the detriment of the Class.

45. Because defendants dominate and control the business and corporate affairs of Zymo, and are in possession of private corporate information concerning Zymo’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Zymo which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

46. As a result of defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the benefit of a fair sales process. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition terms, and will not supply to Zymo’s minority stockholders sufficient information to enable them to cast informed votes on the Proposed Acquisition and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

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47. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim For Aiding And Abetting Breaches Of Fiduciary

Duty Against Zymo And Bristol

48. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

49. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

50. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

51. Zymo and Bristol aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Zymo, including plaintiff and the members of the Class.

52. Zymo and Bristol colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the breaches of fiduciary duties owed to plaintiff and the members of the Class.

53. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in plaintiff’s favor and in favor of the Class and against defendants as follows:

A.	Declaring that this action is properly maintainable as a class action;

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B.	Declaring and decreeing that the merger agreement was entered into in breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;

C.	Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a fair sales procedure or process that does not advantage any particular bidder and is designed to maximize shareholder value;

D.	Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof;

E.	Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F.	Granting such other and further relief as this Court may deem just and proper.

DATED: September 20, 2010

HAGENS BERMAN SOBOL SHAPIRO LLP

By	/s/ Karl P. Barth
Steve W. Berman, WSBA #12536
Jeniphr Breckenridge, WSBA #21410
Karl P. Barth, WSBA #22780
1918 Eighth Avenue, Suite 3300
Seattle, WA 98101
Telephone: (206) 623-7292
Facsimile: (206) 623-0594

Darren J. Robbins
Randall J. Baron
A. Rick Atwood, Jr.
David T. Wissbroecker
David A. Knotts
Eun Jin Lee
ROBBINS GELLER RUDMAN & DOWD LLP
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: (619) 231-1058
Facsimile: (619) 231-7423

COMPLAINT FOR BREACH OF FIDUCIARY DUTY - 13

Jonathan M. Stein
LAW OFFICE OF JONATHAN M. STEIN, P.L.
120 East Palmetto Park Road, Suite 420
Boca Raton, FL 33432
Telephone: (561) 961-2244
Facsimile: (561) 750-5964

Attorneys for Plaintiff

COMPLAINT FOR BREACH OF FIDUCIARY DUTY - 14